ZiphyCare LLC

Balance Sheet

As of December 31, 2021

	Total
ASSETS	
Current Assets	
Bank Accounts	
Chase Checking x5183	1,156,797.91
Total Bank Accounts	**$1,156,797.91**
Accounts Receivable	
Accounts Receivable (A/R)	28,947.30
Total Accounts Receivable	**$28,947.30**
Total Current Assets	**$1,185,745.21**
TOTAL ASSETS	**$1,185,745.21**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	163,054.90
Total Accounts Payable	**$163,054.90**
Total Current Liabilities	**$163,054.90**
Long-Term Liabilities	
Long-term loan - Dmitry Palkin	200,000.00
Total Long-Term Liabilities	**$200,000.00**
Total Liabilities	**$363,054.90**
Equity	
Member Equity	822,690.31
Total Equity	**$822,690.31**
TOTAL LIABILITIES AND EQUITY	**$1,185,745.21**

Wednesday, May 25, 2022 07:17:57 AM GMT-7 - Accrual Basis

ZiphyCare LLC

Profit and Loss
January - December 2021

	TOTAL
Income	
Patient Fee Income	655,845.01
Total Income	**$655,845.01**
Cost of Goods Sold	
Hardware - COGS	79,780.00
Practice	1,688.29
Consultant Expense	2,450.00
EPP	577.53
PC Expenses	26,786.08
PC Marketing	3,223.85
Practice R&D	594.77
Uber	19,011.57
Total Practice	**54,332.09**
Tech Outsourcing - R&D	530,349.61
Total Cost of Goods Sold	**$664,461.70**
GROSS PROFIT	**$ -8,616.69**
Expenses	
Advertising & marketing	8,962.30
Business Services	6,189.55
Communication	3,975.73
Internet	700.16
Software	32,019.78
Total Business Services	**42,885.22**
Contract labor	165,403.78
Designer	885.00
Total Contract labor	**166,288.78**
General business expenses	0.00
Bank fees & service charges	1,654.59
Memberships & subscriptions	997.50
Total General business expenses	**2,652.09**
Insurance	68,692.72
Business insurance	11,940.23
Total Insurance	**80,632.95**
Legal & accounting services	0.00
Accounting fees	13,145.00
Legal fees	197,434.72
Total Legal & accounting services	**210,579.72**
Meals	0.00
Meals with clients	668.06
Total Meals	**668.06**

ZiphyCare LLC

Profit and Loss
January - December 2021

	TOTAL
Office expenses	1,132.83
Shipping & postage	2,829.15
Total Office expenses	**3,961.98**
Office Hardware	55,166.04
Payroll expenses	0.00
Salaries & wages	602,451.36
Total Payroll expenses	**602,451.36**
Reimbursement Expense	14,160.00
Rent	0.00
Building & land rent	24,160.42
Total Rent	**24,160.42**
Revolving Credit - Loan to FL PA	1,000.00
Revolving Credit - Loan to NJ PC	100.00
Revolving Credit - Loan to NY PC	220,038.00
Taxes paid	34.00
Travel	0.00
Conferences	3,304.98
Total Travel	**3,304.98**
Total Expenses	**$1,437,045.90**
NET OPERATING INCOME	$ -1,445,662.59
NET INCOME	$ -1,445,662.59

ZiphyCare LLC

Statement of Cash Flows

January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	-1,445,662.59
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Accounts Receivable (A/R)	-28,947.30
Accounts Payable (A/P)	163,054.90
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**134,107.60**
Net cash provided by operating activities	**$ -1,311,554.99**
FINANCING ACTIVITIES	
Partner investments:Alexandre Bitoun	100,000.00
Partner investments:Eugene Fooksman	340,000.00
Partner investments:Jack Cohen	50,000.00
Partner investments:Julia Zonshayn	50,000.00
Partner investments:LabQ	980,000.00
Partner investments:Max Gelfer	50,000.00
Partner investments:Mons Investments	350,000.00
Partner investments:One and Only Funding	100,000.00
Partner investments:One Planet	150,000.00
Partner investments:Stephanie Cohen	100,000.00
Partner investments:Wefunder	195,330.00
Net cash provided by financing activities	**$2,465,330.00**
NET CASH INCREASE FOR PERIOD	**$1,153,775.01**
Cash at beginning of period	3,022.90
CASH AT END OF PERIOD	**$1,156,797.91**

ZiphyCare LLC
Statement of Members' Equity
As of December 31, 2021

	Total
Beginning Balance - January 1, 2021	$ (460,804.00)
Contribution	$ 2,956,234.00
Net Loss	$ (1,672,739.69)
Distribution	$ -
Ending Balance - December 31, 2021	$ 822,690.31

ZiphyCare, LLC

NOTES TO THE FINANCIAL STATEMENTS

Fiscal Years Ended December 31, 2021 and 2020

1. ORGANIZATION AND PURPOSE

ZiphyCare, LLC (the "Company") is a Limited Liability Company organized under the laws of the State of New York. The Company operates as a domestic professional limited liability company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) **Fiscal Year**

The Company operates on a 52-week fiscal year ending on December 31.

c) Cash Equivalents

Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less held in domestic financial institutions. For the fiscal year(s) ended December 31, 2020 and December 31, 2021, the Company's cash positions include its operating bank account.